EXHIBIT 21.1
Castle Brands Inc. Subsidiaries

Name	State/Country of Incorporation

Castle Brands (USA) Corp.	Delaware, USA

Gosling-Castle Partners Inc.	Delaware, USA

McLain & Kyne Ltd.	Kentucky, USA

Castle Brands Spirits Group Limited	Ireland

Castle Brands Spirits Company Limited	Ireland

The Boru Vodka Company Limited	Ireland

The Clontarf Irish Whiskey Company Limited	Ireland

Castle Brands Whiskey Company Limited	Ireland

Castle Brands Spirits Marketing and Sales Company Limited	Ireland

Great Spirits (Ireland) Limited	Ireland

Castle Brands Spirits Company (GB) Limited	United Kingdom

The Roaring Water Bay Spirits Company (NI) Limited	Northern Ireland